Trinity Mirror plc

1st August 2006

06015932

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Yours sincerely

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 09 2006
WASH. D.C.
190

Sue Torpey
Company Secretary's Office

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

RNS Trinity Mirror PLC TNI Appointment
Aug 1 2006 7:02

RNS Number:0313H
Trinity Mirror PLC
01 August 2006

Appointment of non-executive director

Trinity Mirror is pleased to announce that Laura Wade-Gery will join the Board as a non-executive director on 4th August 2006.

Laura, 41, is Chief Executive of Tesco.com and a Director of Tesco Personal Finance. Previously she was Group Strategy Director, Tesco plc. Prior to joining Tesco in 1997 Laura held positions with Gemini Consulting and Kleinwort Benson.

Sir Ian Gibson commented:

"We are delighted that Laura is joining the Trinity Board. She brings a wealth of corporate experience from the UK's leading retailer and is known throughout that business as a real customer champion."

No further details required under FSA Listing Rule 9.6.13 remain to be disclosed.

Enquiries:

Trinity Mirror plc Nick Fullagar, Director of Corporate Communications	020 7293 3000
Maitland Neil Bennett Wendy Timmons	020 7379 5151

END
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